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                          [Dorsey & Whitney Letterhead]

                                                                TIMOTHY S. HEARN
                                                                         Partner
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com
January 18, 2006

VIA EDGAR SUBMISSION
--------------------

Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

         Re:      ATS Medical, Inc.
                  Form 10-K for the Year Ended December 31, 2004
                  Filed March 14, 2005
                  File No. 000-18602

Dear Mr. Cascio:

         On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated January 10, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Results of Operations, page 16
------------------------------

Cost of Goods Sold, page 17
---------------------------

         1.       Comment:

         We note your response to prior comment one in our letter dated
December 2, 2005. We note that you do not believe that there will be any markets where the selling price of your valves will be less than the carrying value of your inventory and, therefore, the risk of further lower-of-cost-or-market write-downs is effectively eliminated. However, we do not see where you have addressed the requirements of Item 10(e) of Regulation S-K which prohibits adjusting a Non-GAAP financial measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonabl[y] likely to recur within two years or there was a similar charge within the prior two years. We note that you recognized inventory impairment charges of $819,000 and $4.4 million in fiscal years 2004 and 2003, respectively. Please remove this non-GAAP measure from future filings.



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Securities and Exchange Commission
January 18, 2006
Page 2


         Response:

         As requested, the Company will not include this non-GAAP measure in its future filings.

                                     * * * *

         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or in my absence, Amy Schneider at
(612) 340-2971.



Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn


cc:      John R. Judd, ATS Medical, Inc.